SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

June 10, 2009

BHP Billiton Plc (REG. NO. 3196209)

(Translation of registrant's name into English)

NEATHOUSE PLACE, VICTORIA, LONDON,
UNITED KINGDOM

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will

file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.

Yes            No   X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.

Company Secretariat

9 June 2009

To:
London Stock Exchange
JSE Limited

2009 Final Dividend Dates

Name of entity:        BHP Billiton Plc REG NO 3196209

Further to BHP Billiton’s announcement on 26 May 2009 of the proposed dates for the 2009 Final Dividend, the following amendments (shown in capital letters) have been required in respect of the South African branch register of BHP Billiton Plc:

Last day to trade on JSE Limited AND CURRENCY CONVERSION INTO RAND -
28 August 2009

BHP Billiton Plc shareholders registered on the South African section of the register will not be able to dematerialise or rematerialise their shareholdings between the dates of 31 August and 4 September 2009, both dates inclusive. Transfers between the UK register and the South African register will not be permitted between the dates of 28 AUGUST and 4 September 2009, both dates inclusive.

All other dates previously announced remain unchanged.

Jane McAloon
Group Company Secretary

BHP Billiton Plc Registration number 3196209
Registered in England and Wales
Registered Office: Neathouse Place, London SW1V 1BH United Kingdom

The BHP Billiton Group is headquartered in Australia

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Plc (REG. NO. 3196209)
Date : June 10, 2009	By:	/s/ Jane McAloon
	Name:	Jane McAloon
	Title:	Group Company Secretary